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                             January 4, 2022

       Keith Stauffer
       Chief Financial Officer
       TerrAscend Corp.
       3610 Mavis Road
       Mississauga, Ontario, L5C 1W2

                                                        Re: TerrAscend Corp.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed on December
22, 2021
                                                            File No. 000-56363

       Dear Mr. Stauffer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G Filed December 22, 2021

       Item 1. Business
       Overview
       Business of Gage, page 6

   1. We note your response to prior comment 4 and your revised disclosure on page 7 regarding Gage's
business activities and scope of operations. Please revise this disclosure further to make clear
whether Gage itself cultivates or sells cannabis products, or both.
                                                        Furthermore, please
provide more detail regarding the types of "support services" Gage provides to license
holders and the nature of Gage's "existing provisioning centers."
                                                        Please also explain
further the nature of the relationship between Gage and the license holders.
       Reconciliation of Non-GAAP Measures, page 60

   2. We acknowledge the changes made in response to prior comment 10. It appears the
 Keith Stauffer
TerrAscend Corp.
January 4, 2022
Page 2
       adjustment related to fees for services related to licenses may occur in your future operations and would not comply with C&DI 100.01. Please confirm you will revise in future filings to eliminate the adjustment or tell us why you believe the adjustment is appropriate.
Item 7. Certain Relationships and Related Transactions, Director Independence Related Person Transaction Policy, page 83

3. We note your response to prior comment 14 and your revised disclosure on page 83 of the
       Amendment noting that the related party transaction policy will require "employees, officers and directors [to] report any proposed Related Party Transaction to the Company's legal department, which will in turn refer such proposal to the Audit Committee for consideration." Please revise this disclosure further to include the standards that will be applied by the Company's legal department and Audit Committee in determining whether to approve any of the transactions described in this section.
Item 8. Legal Proceedings
PharmHouse and 261 Matter, page 86

4. We note your response to prior comment 15 and your revised disclosure on page 86 of the
       Amendment regarding the initial and recommenced 261 Claims. Please revise your disclosure further to explain how the recommenced 261 Claim is not affected by the
       Settlement Agreement even though the recommenced 261 Claim contains "the same factual allegations as the 261 Claim, the same legal claims and the same relief sought."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Gary Newberry at (202) 551-3761 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at (202) 551-7836 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameKeith Stauffer
                                                            Division of
Corporation Finance
Comapany NameTerrAscend Corp.
                                                            Office of Life
Sciences
January 4, 2022 Page 2
cc:       Michael R. Littenberg, Esq.
FirstName LastName